Westport™

ANNUAL GENERAL AND SPECIAL MEETING FOR WESTPORT INNOVATIONS INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Westport Innovations has decided to use the notice and access method for delivery of meeting materials to its beneficial shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Company's meeting. However, instead of a paper copy of the Information Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Please review the Information Circular prior to voting.

WHEN	WHERE
Thursday, April 30, 2015 2:00p.m. (Pacific Time)	Westport Innovations Inc. 1750 West 75th Avenue, Suite 101 Vancouver, British Columbia

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters:

1. Election of directors: to elect directors for the next year. Information respecting the election of directors may be found in the "Matters to be Acted Upon - Election of Directors" section of the Information Circular.
2. Appointment of auditors: to appoint Deloitte LLP as auditors of the corporation for the next year and authorize the directors to fix their remuneration. Information respecting the appointment of Deloitte LLP may be found in the "Matters to be Acted Upon - Appointment of Auditors" section of the Information Circular.
3. Amendments to Westport's Omnibus Incentive Plan: to approve certain amendments to Westport's Omnibus Incentive Plan. Information respecting the amendments to Westport's Omnibus Incentive Plan may be found in the "Matters to be Acted Upon - Amendment to the Omnibus Plan" section of the Information Circular.

The specific details of the matters are set forth in the Management Information Circular dated March 11, 2015 (the "Information Circular"). Shareholders are reminded to review the meeting materials prior to voting.

VOTING INSTRUCTIONS Your participation as a Shareholder is very important to us.

BENEFICIAL HOLDERS

Beneficial Holders are asked to register their vote by using the one of the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

www.proxyvote.com

1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH). The voting instruction form may also be returned by mail in the envelope provided.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online at www.SEDAR.com or at the following internet address:

www.westport.com/company/investors/financial

QUESTIONS

Shareholders with questions about Westport's Annual General and Special Meeting, or about notice and access, can reach Westport Investor Relations team at 1-855-718-2046 or invest@westport.com.

PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost by dialing 1-855-718-2046. Requests must be received no later than Monday, April 13, 2015 in order to receive the meeting materials in advance of the meeting date. Requests for meeting material may be made up to one year from the date the Information Circular was filed on SEDAR.

By order of the Board of Directors of Westport Innovations Inc.,

David R. Demers
Chief Executive Officer
March 11, 2015

2015-03-18